UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: May 3, 2016

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the UBS Group AG (consolidated) regulatory information as of 31 March 2016, published today by the registrants, which appears immediately following this page.

UBS Group AG (consolidated) regulatory information

First quarter 2016

This document includes the following disclosures in accordance with Pillar 3 requirements: (i) BIS Basel III leverage ratio information, (ii) reconciliation of the IFRS balance sheet to the balance sheet according to the regulatory scope of consolidation and (iii) information about the composition of our capital.

→   Refer to our first quarter 2016 report for information on our Swiss SRB leverage ratio as of 31 March 2016

→   Refer to “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” in the “Additional regulatory information” section of our Annual Report 2015 for more information

BIS Basel III leverage ratio disclosure requirements

The tables in the following section provide BIS leverage ratio information according to the current disclosure requirements.

The BIS leverage ratio is calculated by dividing the period-end tier 1 capital by the period-end leverage ratio denominator (LRD). The LRD consists of IFRS on-balance sheet assets and off-balance sheet items. Derivative exposures are adjusted for a number of items, including replacement value and eligible cash variation margin netting, the current exposure method add-on and net notional amounts for written credit derivatives. Moreover, the LRD includes an additional charge for counterparty credit risk related to securities financing transactions.

The table “Reconciliation of IFRS total assets to BIS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions” below shows the difference between total IFRS assets per IFRS consolidation scope and the BIS total on-balance sheet exposures, which are the  starting point for calculating the BIS LRD as shown in the “BIS Basel III leverage ratio common disclosure” table on the next page. The difference is due to the application of the regulatory scope of consolidation for the purpose of the BIS calculation. In addition, carrying values for derivative financial instruments and securities financing transactions are deducted from IFRS total assets. They are measured differently under BIS leverage ratio rules and are therefore added back in separate exposure line items in the “BIS Basel III leverage ratio common disclosure” table on the next page.

→   Refer to our first quarter 2016 report for information on our Swiss SRB leverage ratio as of 31 March 2016

→   Refer to the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” section of our Annual Report 2015 for more information on the regulatory scope of consolidation

BIS Basel III leverage ratio

As of 31 March 2016, our BIS Basel III leverage ratio was 4.1% on a fully applied basis and 4.8% on a phase-in basis. The BIS Basel III LRD was CHF 906 billion on a fully applied basis and CHF 910 billion on a phase-in basis.

→   Refer to our first quarter 2016 report for information on our BIS Basel III leverage ratio movements

Reconciliation of IFRS total assets to BIS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions
CHF million	31.3.16
On-balance sheet exposures
IFRS total assets	966,873
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	(16,174)
Adjustment for investments in banking, financial, insurance or commercial entities that are outside the scope of consolidation for accounting purposes but consolidated for regulatory purposes	1
Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	0
Less carrying value of derivative financial instruments in IFRS total assets¹	(205,998)
Less carrying value of securities financing transactions in IFRS total assets²	(122,633)
Adjustments to accounting values	0
On-balance sheet items excluding derivatives and securities financing transactions, but including collateral	622,069
Asset amounts deducted in determining BIS Basel III tier 1 capital	(12,822)
Total on-balance sheet exposures (excluding derivatives and securities financing transactions)	609,247

1 Consists of positive replacement values and cash collateral receivables on derivative instruments in accordance with the regulatory scope of consolidation.    2 Consists of cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions in accordance with the regulatory scope of consolidation.

BIS Basel III leverage ratio common disclosure

The naming convention in the following table is based on BIS guidance and does not reflect the UBS naming convention.

BIS Basel III leverage ratio common disclosure

CHF million, except where indicated		31.3.16

	On-balance sheet exposures
1	On-balance sheet items excluding derivatives and SFTs¹, but including collateral	622,069
2	(Asset amounts deducted in determining Basel III tier 1 capital)	(12,822)
3	Total on-balance sheet exposures (excluding derivatives and SFTs¹)	609,247

	Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e., net of eligible cash variation margin)	53,050
5	Add-on amounts for PFE² associated with all derivatives transactions	93,944
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	41
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(12,965)
8	(Exempted CCP³ leg of client-cleared trade exposures)	(16,628)
9	Adjusted effective notional amount of all written credit derivatives⁴	182,772
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)⁵	(174,233)
11	Total derivative exposures	125,980

	Securities financing transaction exposures
12	Gross SFT¹ assets (with no recognition of netting), after adjusting for sale accounting transactions	177,233
13	(Netted amounts of cash payables and cash receivables of gross SFT¹ assets)	(54,600)
14	CCR⁶ exposure for SFT¹ assets	11,196
15	Agent transaction exposures	0
16	Total securities financing transaction exposures	133,829

	Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	112,102
18	(Adjustments for conversion to credit equivalent amounts)	(71,159)
19	Total off-balance sheet items	40,943
	Total exposures (leverage ratio denominator), phase-in	910,000
	(Additional asset amounts deducted in determining Basel III tier 1 capital fully applied)	(4,199)
	Total exposures (leverage ratio denominator), fully applied	905,801

	Capital and total exposures (leverage ratio denominator), phase-in
20	Tier 1 capital	43,541
21	Total exposures (leverage ratio denominator)	910,000
	Leverage ratio
22	Basel III leverage ratio phase-in (%)	4.8

	Capital and total exposures (leverage ratio denominator), fully applied
20	Tier 1 capital	37,438
21	Total exposures (leverage ratio denominator)	905,801
	Leverage ratio
22	Basel III leverage ratio fully applied (%)	4.1

1 Securities financing transactions.    2 Potential future exposure – Current exposure method (CEM add-on) based on notional amounts.    3 Central cleared counterparties.    4 Includes protection sold including agency transactions.    5 Protection sold can be offset with protection bought on the same underlying reference entity provided the conditions according to the Basel III leverage ratio framework and disclosure requirements are met.    6 Counterparty credit risk.

BIS Basel III leverage ratio summary comparison

The naming convention in the following table is based on BIS guidance and does not reflect the UBS naming convention.

BIS Basel III leverage ratio summary comparison
CHF million		31.3.16
1	Total consolidated assets as per published financial statements	966,873
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation¹	(28,995)
3	Adjustment for fiduciary assets recognised on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	0
4	Adjustments for derivative financial instruments	(80,018)
5	Adjustment for securities financing transactions (i.e., repos and similar secured lending)	11,196
6	Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)	40,943
7	Other adjustments	1
8	Leverage ratio exposure (leverage ratio denominator), phase-in	910,000
1 This item includes assets that are deducted from tier 1 capital.

BIS Basel III leverage ratio
CHF million, except where indicated
Phase-in	31.3.16	31.12.15	30.9.15	30.6.15
Total tier 1 capital	43,541	44,559	44,125	40,593
BIS total exposures (leverage ratio denominator)	910,000	904,014	941,216	954,043
BIS Basel III leverage ratio (%)	4.8	4.9	4.7	4.3

Fully applied	31.3.16	31.12.15	30.9.15	30.6.15
Total tier 1 capital	37,438	36,198	36,526	34,042
BIS total exposures (leverage ratio denominator)	905,801	897,607	935,536	949,331
BIS Basel III leverage ratio (%)	4.1	4.0	3.9	3.6

Balance sheet reconciliation and composition of capital

Table 29: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation

The table below provides a reconciliation of the IFRS balance sheet to the balance sheet according to the regulatory scope of consolidation as defined by BIS and FINMA. Lines in the balance sheet under the regulatory scope of consolidation are expanded and referenced where relevant to display all components that are used in “Table 30: Composition of capital.”

	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	References¹
CHF million	31.3.16
Assets
Cash and balances with central banks	105,710			105,710
Due from banks	13,551	(291)		13,261
Cash collateral on securities borrowed	32,432			32,432
Reverse repurchase agreements	73,562			73,562
Trading portfolio assets	105,276	(15,706)		89,570
Positive replacement values	180,518	20		180,538
Cash collateral receivables on derivative instruments	25,460			25,460
Financial assets designated at fair value	40,976			40,976
Loans	304,873	37		304,910
Financial assets available for sale	31,266	(78)		31,189
Financial assets held to maturity	2,889			2,889
Consolidated participations	0	166		166
Investments in associates	953			953
of which: goodwill	347			347	4
Property, equipment and software	7,763	(76)		7,687
Goodwill and intangible assets	6,326			6,326
of which: goodwill	6,030		1	6,031	4
of which: intangible assets	295			295	5
Deferred tax assets	12,192	(1)		12,191
of which: deferred tax assets recognized for tax loss carry-forwards	7,099	(1)		7,098	9
of which: deferred tax assets on temporary differences	5,093			5,093	12
Other assets	23,123	(245)		22,878
of which: net defined benefit pension and other post-employment assets	0			0	10
Total assets	966,873	(16,174)	1	950,700

Table 29: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation (continued)

	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	References¹
CHF million	31.3.16
Liabilities
Due to banks	11,350	(52)		11,298
Cash collateral on securities lent	6,353			6,353
Repurchase agreements	6,516			6,516
Trading portfolio liabilities	33,157			33,157
Negative replacement values	179,018	(1)		179,018
Cash collateral payables on derivative instruments	36,690			36,690
Financial liabilities designated at fair value	57,761	69		57,830
Due to customers	401,504	(145)		401,359
Debt issued	101,316	(17)		101,298
of which: amount eligible for high-trigger loss-absorbing additional tier 1 capital²	4,264			4,264	13
of which: amount eligible for low-trigger loss-absorbing additional tier 1 capital²	2,360			2,360	13
of which: amount eligible for low-trigger loss-absorbing tier 2 capital³	10,217			10,217	7
of which: amount eligible for capital instruments subject to phase-out from tier 2 capital⁴	947			947	8
Provisions	3,961			3,961
Other liabilities	72,461	(15,889)		56,572
of which: amount eligible for high-trigger loss-absorbing capital (Deferred Contingent Capital Plan (DCCP))⁵	1,145			1,145	13
Total liabilities	910,088	(16,035)		894,053
Equity
Share capital	385	(1)	1	385	1
Share premium	30,784	(0)		30,784	1
Treasury shares	(2,138)	0		(2,138)	3
Retained earnings	30,041	(270)		29,771	2
Other comprehensive income recognized directly in equity, net of tax	(4,228)	132	(1)	(4,097)	3
of which: unrealized gains / (losses) from cash flow hedges	2,151			2,151	11
Equity attributable to UBS Group AG shareholders	54,845	(139)	1	54,706
Equity attributable to non-controlling interests	1,941	1		1,942	6
Total equity	56,786	(138)	1	56,648
Total liabilities and equity	966,873	(16,174)	1	950,700

1 References link the lines of this table to the respective reference numbers provided in the column "References" in "Table 30: Composition of capital."    2 Represents IFRS book value.    3 IFRS book value is CHF 10,239 million.    4 IFRS book value is CHF 2,156 million.    5 IFRS book value is CHF 1,198 million. Refer to the "Compensation" section of our Annual Report 2015 for more information on the DCCP.

Table 30: Composition of capital

The table below provides the “Composition of capital” as defined by BIS and FINMA. The naming convention does not always reflect UBS’s naming convention used in our external reports. Reference is made to items reconciling to the balance sheet under the regulatory scope of consolidation as disclosed in “Table 29: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation.” Where relevant, the effect of phase-in arrangements is disclosed as well.

		Numbers phase-in	Effect of the transition phase	References¹
	CHF million, except where indicated	31.3.16	31.3.16
1	Directly issued qualifying common share (and equivalent for non-joint stock companies) capital plus related stock surplus	31,169		1
2	Retained earnings	29,771		2
3	Accumulated other comprehensive income (and other reserves)	(6,235)		3
4	Directly issued capital subject to phase-out from common equity tier 1 capital (only applicable to non-joint stock companies)
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group common equity tier 1 capital)
6	Common equity tier 1 capital before regulatory adjustments	54,706
7	Prudential valuation adjustments	(86)
8	Goodwill, net of tax, less hybrid capital and additional tier 1 capital²	(3,793)	(2,529)	4
9	Intangible assets, net of tax²	(290)		5
10	Deferred tax assets recognized for tax loss carry-forwards³	(4,535)	(3,025)	9
11	Unrealized (gains) / losses from cash flow hedges, net of tax	(2,151)		11
12	Expected losses on advanced internal ratings-based portfolio less general provisions	(334)
13	Securitization gain on sale
14	Own credit related to financial liabilities designated at fair value and replacement values, net of tax	(548)
15	Defined benefit plans			10
16	Compensation and own shares-related capital components (not recognized in net profit)	(1,255)
17	Reciprocal crossholdings in common equity
17a	Qualifying interest where a controlling influence is exercised together with other owners (CET instruments)
17b	Consolidated investments (CET1 instruments)
18

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital

(amount above 10% threshold)

19

Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)

20	Mortgage servicing rights (amount above 10% threshold)
21	Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability)⁴	(927)	(1,174)	12
22	Amount exceeding the 15% threshold
23	of which: significant investments in the common stock of financials
24	of which: mortgage servicing rights
25	of which: deferred tax assets arising from temporary differences
26	Expected losses on equity investments treated according to the PD/LGD approach
26a	Other adjustments relating to the application of an internationally accepted accounting standard	(413)
26b	Other deductions	(3,792)		13
27	Regulatory adjustments applied to common equity tier 1 due to insufficient additional tier 1 and tier 2 to cover deductions
28	Total regulatory adjustments to common equity tier 1	(18,126)	(6,727)
29	Common equity tier 1 capital (CET1)	36,580	(6,727)

Table 30: Composition of capital (continued)

		Numbers phase-in	Effect of the transition phase	References¹
	CHF million, except where indicated	31.3.16	31.3.16
30	Directly issued qualifying additional tier 1 instruments plus related stock surplus	7,585
31	of which: classified as equity under applicable accounting standards
32	of which: classified as liabilities under applicable accounting standards⁵	7,585		13
33	Directly issued capital instruments subject to phase-out from additional tier 1
34	Additional tier 1 instruments (and CET1 instruments not included in row 5) issued by subsidiaries and held by third parties (amount allowed in group additional tier 1)	1,904	(1,904)	6
35	of which: instruments issued by subsidiaries subject to phase-out	1,904	(1,904)
36	Additional tier 1 capital before regulatory adjustments	9,490	(1,904)
37	Investments in own additional tier 1 instruments
38	Reciprocal crossholdings in additional tier 1 instruments
38a	Qualifying interest where a controlling influence is exercised together with other owner (AT1 instruments)
38b	Holdings in companies which are to be consolidated (additional tier1 instruments)
39

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)

40	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)
41	National specific regulatory adjustments	(2,529)	2,529
42	Regulatory adjustments applied to additional tier 1 due to insufficient tier 2 to cover deductions
	Tier 1 adjustments on impact of transitional arrangements	(2,529)	2,529
	of which: prudential valuation adjustment
	of which: own CET1 instruments
	of which: goodwill net of tax, offset against hybrid capital and low-trigger loss-absorbing capital	(2,529)	2,529
	of which: intangible assets (net of related tax liabilities)
	of which: gains from the calculation of cash flow hedges
	of which: IRB shortfall of provisions to expected losses
	of which: gains on sales related to securitization transactions
	of which: gains/losses in connection with own credit risk
	of which: investments
	of which: expected loss amount for equity exposures under the PD/LGD approach
	of which: mortgage servicing rights
42a	Excess of the adjustments which are allocated to the common equity tier 1 capital
43	Total regulatory adjustments to additional tier 1 capital	(2,529)	2,529
44	Additional tier 1 capital (AT1)	6,961	624
45	Tier 1 capital (T1 = CET1 + AT1)	43,541	(6,103)
46	Directly issued qualifying tier 2 instruments plus related stock surplus⁶	11,129		7
47	Directly issued capital instruments subject to phase-out from tier 2⁶	948	(948)	8
48	Tier 2 instruments (and CET1 and additional tier 1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third parties (amount allowed in group tier 2)
49	of which: instruments issued by subsidiaries subject to phase-out
50	Provisions
51	Tier 2 capital before regulatory adjustments	12,077	(948)

Table 30: Composition of capital (continued)

		Numbers phase-in	Effect of the transition phase	References¹
	CHF million, except where indicated	31.3.16	31.3.16
52	Investments in own tier 2 instruments⁶	(17)	1	7, 8
53	Reciprocal cross holdings in tier 2 instruments
53a	Qualifying interest where a controlling influence is exercised together with other owner (tier 2 instruments)
53b	Investments to be consolidated (tier 2 instruments)
54

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above the 10% threshold)

55	Significant investments in the capital banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)
56	National specific regulatory adjustments
56a	Excess of the adjustments which are allocated to the additional tier 1 capital
57	Total regulatory adjustments to tier 2 capital	(17)	1
58	Tier 2 capital (T2)	12,059	(947)
	of which: high-trigger loss-absorbing capital⁵	895		13
	of which: low-trigger loss-absorbing capital⁶	10,217		7
59	Total capital (TC = T1 + T2)	55,601	(7,050)
	Amount with risk-weight pursuant the transitional arrangement (phase-in)		(2,934)
	of which: net defined benefit pension assets
	of which: DTA on temporary differences		(2,934)
60	Total risk-weighted assets	216,493	(2,934)
	Capital ratios and buffers
61	Common equity tier 1 (as a percentage of risk-weighted assets)	16.9
62	Tier 1 (Pos 45 as a percentage of risk-weighted assets)	20.1
63	Total capital (pos 59 as a percentage of risk-weighted assets)	25.7
64	CET1 requirement (base capital, buffer capital and countercyclical buffer requirements) plus G-SIB buffer requirement, expressed as a percentage of risk-weighted assets	8.3
65	of which: capital buffer requirement⁷	3.6
66	of which: bank-specific countercyclical buffer requirement	0.2
67	of which: G-SIB buffer requirement⁷	0.3
68	Common equity tier 1 available to meet buffers (as a percentage of risk-weighted assets)	17.1
68a–f	Not applicable for systemically relevant banks according to FINMA RS 11/2
72	Non-significant investments in the capital of other financials	691
73	Significant investments in the common stock of financials	812
74	Mortgage servicing rights (net of related tax liability)
75	Deferred tax assets arising from temporary differences (net of related tax liability)	5,297
	Applicable caps on the inclusion of provisions in tier 2
76	Provisions eligible for inclusion in tier 2 in respect of exposures subject to standardised approach (prior to application of cap)
77	Cap on inclusion of provisions in tier 2 under standardized approach
78	Provisions eligible for inclusion in tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap)
79	Cap for inclusion of provisions in tier 2 under internal ratings-based approach

1 References link the lines of this table to the respective reference numbers provided in the column “References” in “Table 29: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation".    2 The CHF 6,322 million (CHF 3,793 million and CHF 2,529 million) reported in line 8 includes goodwill on investments in associates of CHF 347 million and DTL on goodwill of CHF 56 million. The CHF 290 million reported in line 9 includes DTL on intangible assets of CHF 5 million.    3 The CHF 7,560 million (CHF 4,535 million and CHF 3,025 million) deferred tax assets recognized for tax loss carry-forwards reported in line 10 differ from the CHF 7,098 million deferred tax assets shown in line "Deferred tax assets" in table 29 because the latter figure is shown after the offset of deferred tax liabilities for cash flow hedge gains (CHF 411 million) and other temporary differences, which are adjusted out in line 11 and other lines of this table respectively.    4 The CHF 2,101 million (CHF 927 million and CHF 1,174 million) deferred tax assets arising from temporary differences in line 21 differ from the CHF 5,093 million deferred tax assets on temporary differences shown in the line “Deferred tax assets” in table 29 as the former relates only to the amount above the 10% threshold.    5 CHF 7,585 million and CHF 895 million reported in line 32 and 58 respectively of this table, includes the following positions: CHF 4,264 million and CHF 2,360 million recognized in the line "Debt issued" in table 29, CHF 1,145 million DCCP recognized in the line "Other liabilities" in table 29 and CHF 710 million recognized in DCCP-related charge for regulatory capital purposes in line 16 "Compensation and own shares-related capital components (not recognized in net profit)" of this table.    6 The CHF 12,077 million in line 51 includes CHF 10,234 million low-trigger loss-absorbing tier 2 capital recognized in the line "Debt issued" in table 29, which is shown net of CHF 16 million investments in own tier 2 instruments reported in line 52 of this table and CHF 948 million phase-out capital recognized in the line "Debt issued" in table 29, which is shown net of CHF 1 million investments in own tier 2 instruments reported in line 52 of this table and high-trigger loss-absorbing capital of CHF 895 million reported in line 58.       7 The BCBS G-SIB requirements of 0.25% (line 67) are exceeded by our Swiss SRB capital buffer requirements (line 65) and therefore have no incremental impact on our buffer requirements.

Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s first quarter 2016 report and its Annual Report 2015 for additional information. These reports are available at www.ubs.com/investors.

Rounding | Numbers presented throughout this document may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather_____

Name:  Sarah M. Starkweather

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather_____

Name:  Sarah M. Starkweather

Title:    Executive Director

Date:  May 3, 2016